No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning Secondary Offering of Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 5, 2024

[Translation]

July 4, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Secondary Offering of Shares

Honda Motor Co., Ltd. (the “Company”) hereby announces that it has determined the details of the secondary offering of its common stock by an approval at the meeting of the Executive Council held on July 4, 2024, as described below.

From the perspective of enhancing corporate governance, the movement towards unwinding of cross-shareholdings and relation oriented shareholdings has been progressing in the Japanese market. Under such circumstances, the Company has engaged in a series of dialogues with certain shareholders, and reached the conclusion to implement a secondary offering. The objectives of the secondary offering are (i) to accelerate the liquidation of the Company’s shares held in the context of cross-shareholdings and relation oriented shareholdings, and (ii) to expand and diversify the Company’s shareholder base which should contribute to further enhance the management discipline.

Through the secondary offering, the Company is aiming for further enhancement of its corporate value through establishing strong corporate brand and business foundation by collaborating with the quality investors who will invest and support the Company medium- to long-term.

Particulars

1.	Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters

(1)	Class and number of shares to be offered	259,879,700 shares of common stock of the Company.

(2)	Selling shareholders and number of shares to be offered	Tokio Marine & Nichido Fire Insurance Co., Ltd.	85,108,200 shares

		Sompo Japan Insurance Inc.	42,978,600 shares

		Mitsui Sumitomo Insurance Company, Limited	38,609,100 shares

		Mitsubishi UFJ Trust and Banking Corporation	26,701,200 shares

		Custody Bank of Japan, Ltd. as trustee for Sompo Japan Insurance Inc. Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	26,700,000 shares

		MUFG Bank, Ltd.	20,361,600 shares

Note: This press release was not created for the purpose of offering for sale or soliciting offers for purchase for the shares of our common stock. In addition, this press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere. The shares of our common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements. The shares of our common stock referred to above will not be publicly offered or sold in the United States.

		Saitama Resona Bank, Limited	9,366,600 shares

		Mizuho Bank, Ltd.	6,154,400 shares

		Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for Mitsubishi UFJ Trust and Banking Corporation)	2,400,000 shares

		Aioi Nissay Dowa Insurance Company, Limited	1,500,000 shares

(3)	Selling price	Undetermined. (The selling price will be determined in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting, Etc., of Securities of the Japan Securities Dealers Association, based on the provisional pricing terms calculated by multiplying the closing price of common stock of the Company in ordinary transaction on the Tokyo Stock Exchange Inc. on a certain date between Wednesday, July 17, 2024 and Monday, July 22, 2024 (the “Pricing Date”) (or, if no closing price is quoted on the Pricing Date, the closing price of the immediately preceding day) by a factor between 0.90 and 1.00 (and with any fraction less than 0.5 yen being rounded down to the nearest 0.5 yen), and by taking into account market demand.)

(4)	Method of secondary offering

The secondary offering of shares will be offered by way of Purchase and Subscription of the aggregate number of shares by the underwriters led by the underwriters designated as joint lead managers (the “Underwriters”).

As commission to the Underwriters, the aggregate amount of the difference between the selling price and the subscription price (at which the selling shareholders shall be paid as a purchase price per share by the Underwriters) shall be paid.

In addition, a part of the shares may be offered to overseas investors in overseas markets mainly in Europe and Asia (excluding the United States and Canada) (the “Overseas sales”).

(5)	Share delivery date	A day that falls after the fifth business day following the Pricing Date.

(6)	The selling price and any other matters necessary for the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters will be approved at the discretion of, Toshihiro Mibe, Director, President and Representative Executive Officer of the Company.

2.	Secondary Offering by way of Over-allotment

(1)	Class and number of shares to be offered

38,981,900 shares of common stock of the Company.

The number of shares above is the maximum number of shares to be offered, and may decrease or the Secondary Offering by way of Over-allotment itself may be cancelled, depending on market demand. The number of shares to be offered will be determined on the Pricing Date, after taking market demand into consideration.

(2)	Seller	The Designated Lead Manager (the “Designated Lead Manager”)

(3)	Selling price	Undetermined. (The selling price will be determined on the Pricing Date. Further, the selling price will be the same as the selling price in the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters.)

(4)	Method of secondary offering	After consideration of the market demand for the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters, the Designated Lead Manager will offer the shares of common stock of the Company, which will be borrowed from a shareholder(s) of the Company (the maximum number being 38,981,900 shares).

(5)	Share delivery date	The share delivery date shall be the same as the share delivery date in the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters.

(6)	The selling price and any other matters necessary for the Secondary Offering by way of Over-allotment will be approved at the discretion of, Toshihiro Mibe, Director, President and Representative Executive Officer of the Company.

Note: This press release was not created for the purpose of offering for sale or soliciting offers for purchase for the shares of our common stock. In addition, this press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere. The shares of our common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements. The shares of our common stock referred to above will not be publicly offered or sold in the United States.

References

1.	The purpose of the Secondary Offering

The purpose is as stated at the beginning of this press release.

2.	Lock-up

In connection with the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters, MUFG Bank, Ltd., Saitama Resona Bank, Limited and Mizuho Bank, Ltd. has agreed with the joint bookrunners for the Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters (the “Joint Bookrunners”), during the period beginning on the date of the Pricing Date and ending on the date that is 180 calendar days from and including the date of delivery of the shares in Secondary Offering of Shares by way of Purchase and Subscription by the Underwriters (the “Lock-up period”), not to, without the prior written consent of the Joint Bookrunners, will not sell etc. of common stock of the Company (except for, but not limited to, the Secondary Offering).

Furthermore, the Company has agreed with the Joint Bookrunners, during the Lock-up period, not to, without the prior written consent of the Joint Bookrunners, issue any shares of common stock of the Company or any securities convertible into or exchangeable for shares of common stock of the Company, or issue or otherwise provide any securities that are granted the right to acquire or receive shares of common stock of the Company (except for, but not limited to, the share split).

The Joint Bookrunners have the right to terminate all or part of those agreements at their discretion even during the Lock-up Period.

End

Note: This press release was not created for the purpose of offering for sale or soliciting offers for purchase for the shares of our common stock. In addition, this press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere. The shares of our common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements. The shares of our common stock referred to above will not be publicly offered or sold in the United States.